

Mail Stop 4561

December 7, 2006

Sanjiv Khattri
Executive Vice President and Chief Financial Officer
General Motors Acceptance Corporation
200 Renaissance Center
P.O. Box 200
Detroit, Michigan 48265-2000

> **Re:**   **General Motors Acceptance Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Forms 10-Q for the Fiscal Quarters Ended September 30, 2006, June**
> **30, 2006 and March 31, 2006**
> **File No. 1-03754**

Dear Mr. Khattri:

We have reviewed the responses in your letter filed on October 13, 2006 and have the following additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

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Form 10-K for the Fiscal Year Ended December 31, 2005

Consolidated Statements of Income, page 70

1. We note your response to comments 1 and 2 of our letter dated September 29, 2006, and recognize that your presentation of the results of operations is consistent with what appears to be an industry practice that has developed. We believe this industry practice conflicts with the guidance set forth in Article 5 of

Regulation S-X. We will continue to consider what steps, if any, should be taken to rectify the departure from Regulation S-X. Based upon the representations you have provided to us regarding the undue burden to comply with Regulation S-X, we do not object to your presentation of the results of your operations at this time.

Form 10-Q for the Quarter Ended September 30, 2006

Notes to Condensed Consolidated Financial Statements, page 5

Note 11. Goodwill and Other Intangible Assets, page 19

2.   We note that you decided to discontinue activities in the equipment finance business during the third quarter of 2006 and recorded a goodwill impairment loss of $827 million during this period. We did not note any other costs associated with your decision to exit from the equipment finance business. Please tell us how you considered the guidance in SFAS No. 146 concerning the costs associated with this exit activity.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Dave Irving, Staff Accountant, at (202) 551-3321, or me at (202) 551-3423 if you any questions.

Sincerely,

Amit Pande
Assistant Chief Accountant